Filed Pursuant to Rule 253(g)(1)

File No. 024-12716

OFFERING CIRCULAR

DISCOUNT PRINT USA, INC.

Up to 2,000,000,000 Shares of Common Stock Offered by the Company

Up to 315,000,000 Shares of Common Stock Offered by the Selling Shareholder

By this Offering Circular, Discount Print USA, Inc,., a Wyoming corporation, is offering for sale a maximum of 2,000,000,000 shares of its common stock (the “Company Offered Shares”) at a fixed price of $0.0001 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $2,000 of the Company Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Company Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Company Offered Shares will not be entitled to a refund and could lose their entire investments.

After the qualification of this offering by the SEC, a $29,000 principal amount convertible note (the “Subject Convertible Note”) will, by its terms, be eligible for conversion into shares of our common stock (the shares of our common stock issued upon conversion of the Subject Convertible Notes are referred to sometimes as the “Conversion Shares” and are also referred to sometimes as the “Selling Shareholder Offered Shares”), at the election of its holder (the “Selling Shareholder”), at a conversion price of $0.0001 per share converted. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Note will be disclosed. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. A minimum purchase of $2,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. We will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholder. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholder”).

Please see the “Risk Factors” section, beginning on page 5, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering will commence within two days of the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Class of Securities Offered and Offering Party	Number of Offered Shares		Price to Public	Commissions(1)	Proceeds to Offeror of Common Stock
Common Stock Offered by Our Company	2,000,000,000	(A)	$ 0.0001	$-0-	$200,000	(2)
Common Stock Offered by the Selling Shareholder	315,000,000	(B)(3)(4)	$ 0.0001	$-0-	$31,500	(5)(6)
Totals	2,315,000,000			$-0-	$231,500

(A)	These securities are being qualified pursuant to subparagraph (F) of Rule 251(d)(3)(i).
(B)	These securities are being qualified pursuant to subparagraph (A) of Rule 251(d)(3)(i).
(1)

Our company will not pay any commissions for the sale of Company Offered Shares in this Offering. We do not intend to offer and sell the Company Offered Shares through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer of finder, information as to any such broker-dealer or finder shall be disclosed in a post-qualification amendment to this Offering Circular.

(2)

Does not account for payment of expenses of this offering, which are estimated to not exceed $15,000 and which include, among other expenses, legal fees, accounting costs, administrative services, Blue Sky compliance and actual out-of-pocket expenses incurred by us in selling the Company Offered Shares. We will pay all of the expenses of this offering (other than selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering. (See “Plan of Distribution” and “Selling Shareholder”).

(3)

As of the date of this Offering Circular, none of these shares of common stock has been issued. After the qualification of this offering by the SEC, the Subject Convertible Note will, by its terms, be eligible for conversion into up to 315,000,000 Selling Shareholder Offered Shares, at the election of the Selling Shareholder, at a conversion price of $0.0001 per share converted. Following all such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Offered Shares issued in payment of the Subject Convertible Notes to be offered by the Selling Shareholder in this offering will be disclosed. References herein to the “Offered Shares” include the Selling Shareholder Offered Shares, unless the context requires otherwise. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholder”).

(4)

This number of shares was determined by adding the principal amount of the Subject Convertible Note, $29,000, and an assumed $2,500 of interest thereon, then dividing that sum, $31,500, by the minimum price in the price range, $0.0001, for a result of 315,000,000 shares.

(5)	This amount represents the maximum amount that the Selling Shareholder would be able to derive from the sale of all Selling Shareholder Offered Shares.
(6)	We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. (See “Use of Proceeds” and “Selling Shareholders”).

The terms of this offering were determined arbitrarily by our company. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Risk Factors—Risks Related to a Purchase of Offered Shares” and “Dilution”).

There is no escrow established for the proceeds from sales of the Company Offered Shares in this offering. (See “Risk Factors—Risks Related to a Purchase of Offered Shares”).

Our common stock is quoted in the over-the-counter under the symbol “DPUI” in the OTCID market tier operated by OTC Markets Group, Inc. On May 21, 2026, the closing price of our common stock was $0.0001 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: each share of the Series A Preferred Stock is entitled to 100,000 votes in all matters requiring shareholder approval.

Our Chief Executive Officer, Ronald Miller, as the owner of 100% of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution-State Law Exemption” and “Offerings to Qualified Purchasers-Investor Suitability Standards” (page 2). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is May 22, 2026.

FOR FLORIDA RESIDENTS:

PURSUANT TO SECTION 517.061(11)(A)(5) OF THE FLORIDA STATUTES, FLORIDA INVESTORS HAVE A THREE-DAY RIGHT OF RESCISSION. IF A FLORIDA INVESTOR HAS EXECUTED A SUBSCRIPTION AGREEMENT AND TENDERED THE CONSIDERATION FOR THE PURCHASE, HE MAY ELECT, WITHIN THREE BUSINESS DAYS AFTER SIGNING THE SUBSCRIPTION AGREEMENT OR BEING FIRST NOTIFIED OF THIS RIGHT, WHICHEVER IS LATER, TO WITHDRAW FROM THE SUBSCRIPTION AGREEMENT AND RECEIVE A FULL REFUND AND RETURN (WITHOUT INTEREST) OF ANY MONEY PAID BY HIM. A FLORIDA INVESTOR’S WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH WITHDRAWAL, A FLORIDA INVESTOR NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM INDICATING HIS INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM MUST BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IF A FLORIDA INVESTOR SENDS A LETTER, IT IS PRUDENT TO SEND IT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO AN OFFICER OF THE COMPANY TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME AND DATE WHEN IT IS MAILED. SHOULD A FLORIDA INVESTOR MAKE THIS REQUEST ORALLY, HE SHOULD ASK FOR WRITTEN CONFIRMATION THAT HIS REQUEST HAS BEEN RECEIVED. THE FOREGOING IS INTENDED TO CONSTITUTE THE NOTICE REQUIRED UNDER THE FLORIDA STATUTES. ACCORDINGLY, EACH PURCHASER WILL HAVE THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO VOID HIS PURCHASE OF THESE SECURITIES.

_______________________________________________________________

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Discount Print USA, Inc., including its subsidiaries.

Our Company

Discount Print USA, Inc is a Wyoming Corporation (The “Company”). The Company was initially formed on June 17, 2019. The Company is a commercial printing firm that offers low-priced high-quality printing services to a wide variety of businesses as well as companies attending trade shows in major cities throughout the entire United States. We offer digital and offset printing services through a website geared towards major cities throughout America. We plan to eventually have virtual offices in every major city so we can capture business from conventions and businesses throughout the United States. These virtual offices are low-cost suites in various metropolitan areas and cities that serve primarily as a physical local pick-up location for nationwide clients. Customer traffic is driven through an extensive on-line presence through major internet search engines (i.e. Google, etc.) with locally addressed listings throughout the country. This effectively streamlines the Company’s overhead costs and increases margins and profit revenue without compromising customer service and product delivery. (See “Business”).

Offering Summary

Securities Offered	2,000,000,000 shares of common stock, par value $0.001 (the Company Offered Shares).

Offering Price	$0.0001 per Offered Share.

Shares Outstanding Before This Offering	998,662,505 shares issued and outstanding as of the date hereof.

Shares Outstanding After This Offering

3,313,662,505 shares issued and outstanding, assuming the sale of all of the Company Offered Shares hereunder and the issuance of all 315,000,000 Conversion Shares to the Selling Shareholder; however, this number of shares does not include the assumed issuance of a total of 7,527,377,678 shares of our common stock that other underlie convertible instruments (5,000,000,000 shares underlie our Series A Preferred Stock, 2,505,310,000 shares underlie convertible promissory notes and 22,067,678 shares underlie warrants). (See “Risk Factors— Risks Related to a Purchase of the Offered Shares).

Minimum Number of Shares to Be Sold in This Offering

There is no minimum number of Company Offered Shares to be sold in this offering. A minimum purchase of $2,000 of the Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, is required in this offering; any additional purchase must be in an amount of at least $1,000.

Selling Shareholder

After the qualification of this offering by the SEC, up to $31,500 of the Subject Convertible Note will, by its terms, be eligible for conversion into up to 315,000,000 Conversion Shares, at the election of its holder (the Selling Shareholder), at the offering price for all of the Offered Shares, $0.0001 per share converted. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Note will be disclosed. but we will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholder. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholder”).

Disparate Voting Rights

Our outstanding shares of Series A Preferred Stock possess superior voting rights, which may preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: each share of the Series A Preferred Stock is entitled to 100,000 votes in all matters requiring shareholder approval.

Our Chief Executive Officer, Ronald Miller, as the owner of 100% of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “DPUI” in the OTCID market tier operated by OTC Markets Group, Inc.

Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Use of Proceeds	We will apply the cash proceeds of this offering for acquisition capital and working capital. (See “Use of Proceeds”).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 5125 W. Oquendo Rd., Suite 9, Las Vegas, Nevada 89118; our telephone number is 702-527-3536; our corporate website is located at www.discountprintusa.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. We have incurred losses in prior periods. For the six months ended December 31, 2025 and 2024, we incurred a net loss of $9,011 (unaudited) and $138,324 (unaudited), respectively, and, as of December 31, 2025, we had an accumulated deficit of $1,581,932 (unaudited). For the years ended June 30, 2025 and 2024, we reported a net loss of $205,986 (unaudited) and $141,088 (unaudited), respectively, and, as of June 30, 2025, we had an accumulated deficit of $1,572,921 (unaudited).

Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our growth strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

We do not have a successful operating history. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

-our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;

-our ability to execute our business strategies;

-our ability to manage our expansion, growth and operating expenses;

-our ability to finance our business;

-our ability to compete and succeed in highly a competitive industry; and

-future geopolitical events and economic crisis.

Substantially all of our outstanding convertible promissory notes are held by one lender, are in default and all amounts due could be accelerated, which could result in a loss of our assets, substantial dilution to our shareholders and material impairment our ability to continue our operations. We have issued and may, in the future issue, convertible promissory notes to finance our operations and working capital needs. As set forth in the table below, as of December 31, 2025, we had approximately $250,531 due under convertible promissory notes that are in default and all of which now are currently convertible into shares of our common stock at a default conversion price of $0.0001 per share, at the option of this lender.

Date of Note Issuance	Principal Amount at Issuance ($)	Outstanding Balance ($) (include accrued interest)	Maturity Date	Conversion Terms (e.g., pricing mechanism for determining conversion of instrument to shares)	# Shares Converted to Date	# of Potential Shares to be Issued Upon Conversion	Name of Noteholder (entities must have individual with voting / investment control disclosed)	Reason for Issuance (e.g., Loan, Services, etc.)
7/29/2022	$8,888.89	$766.67	7/29/2023	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	60,800,000	7,666,700(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/11/2023	$14,000.00	$884.00	1/11/2024	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	148,106,667	8,840,000(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
3/14/2023	$20,000.00	$6,460.00	3/10/2024	The fixed conversion price shall be $0.001 per share	265,400,000	6,460,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/13/2023	$25,882.35	$42,705.88	4/13/2024	The fixed conversion price shall be $0.001 per share	0	42,705,880(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
5/26/2023	$25,000.00	$41,250.00	5/26/2024	The fixed conversion price shall be $0.001 per share	0	41,250,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/23/2023	$38,000.00	$62,700.00	3/23/2024	The fixed conversion price shall be $0.001 per share	0	62,700,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
7/1/2024	$9,058.82	$14,947.06	4/1/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	149,470,600(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/6/2024	$4,705.88	$7,764.71	5/6/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	77,647,100(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/13/2024	$5,294.12	$8,735.29	5/13/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	87,352,900(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/31/2025	$6,470.59	$7,117.65	10/31/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	71,176,500(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/30/2025	$22,000.00	$24,200.00	1/30/2026	The variable conversion price is 50% discount to the market price, the fixed conversion price shall be $0.001	0	242,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/5/2025	$30,000.00	$33,000.00	3/5/2026	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	330,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
				Totals	474,306,667	1,127,269,680

Currently, we have no ability to repay any of the amounts due under these past due convertible promissory notes. Our future ability to repay any of such amounts is dependent on our ability to obtain capital, either from sales of our equity securities, including in this offering, from third-party loans or from our future operating performance and cash flows, which are subject to economic, financial, competitive, regulatory and operational factors, many of which are beyond our control. In this regard, we have never generated significant revenue and there can be no assurance that we will generate sufficient cash flow from operations or have access to additional financing on acceptable terms, or at all, to meet our debt service obligations.

Because we are in default on these convertible promissory notes, the holder of such convertible promissory notes may pursue remedies that could be highly adverse to us and our shareholders, including the acceleration of such indebtedness, that is, the declaring of all outstanding principal, accrued and unpaid interest, default interest and other amounts immediately due and payable. We do not have sufficient cash or access to capital to satisfy such accelerated obligations, which could force us to seek protection under bankruptcy laws or cease operations. In addition, were this lender elect to convert all of the outstanding amounts due under the convertible promissory notes, we would be required to a total of approximately 2,505,310,000 shares of our common stock, representing an extreme dilution event to our existing shareholders; all of such shares could be expected to be sold into the trading market for our common stock, which could serve to suppress the trading price for our common stock.

We may also become subject to litigation by the holder of these convertible promissory notes seeking to enforce its rights, which could be costly, time-consuming and divert management’s attention from operating our business. Any judgment obtained against us could be enforced through liens, garnishments or seizure of our assets.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our Chief Executive Officer; the loss of this person could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our printing business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Ronald Miller. The loss of Mr. Miller, for any reason, could seriously impair our ability to execute our business strategies, which could have a materially adverse effect on our business and future results of operations. We have not entered into an employment agreement with either of Mr. Miller. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our printing business strategies are not based on independent market studies. We have not commissioned any independent market studies with respect to our printing business strategies. Rather, our implementation plans and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our bank accounts will not be fully insured. The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

The Company will likely incur debt. The Company has incurred debt in the past and expects to incur future debt in order to fund operations. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our expenses could increase without a corresponding increase in revenues. Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

We will be reliant on key suppliers. We intend to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent) could have a material adverse effect on our financial results and on your investment.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

Increased costs could negatively affect our business. An increase in the cost of raw materials could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, ink, and paper. The Company may also be adversely affected by shortages of raw materials, ink, and paper. In addition, energy cost increases could result in higher transportation, freight, and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales, and operating profit, and this could have an adverse effect on your investment.

We may be unable to maintain or enhance our product image. It is important that we maintain and enhance the image of our existing and new products. The image and reputation of the Company's products may be impacted for various reasons, including litigation. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies, or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company's insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company's products could damage the Company's reputation and diminish the value of the Company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the Company's brand equity (brand image, reputation, and product quality) may have a material adverse effect on its financial results as well as your investment.

If we are unable to protect our Intellectual Property effectively, we may be unable to operate our business. Our success will depend on our ability to obtain and maintain meaningful Intellectual Property Protection for any such Intellectual Property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Computer, website, or information system breakdown could negatively affect our business. Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company. Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment, and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Additional financing may be necessary for the implementation of our growth strategy. The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include but are not limited to enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our common stock.

Our operating plan relies in large part upon assumptions and analyses developed by our company; if these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results. Whether actual operating results and business developments will be consistent with our company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

•whether we can obtain sufficient capital to sustain and grow its business

•our ability to manage our growth

•whether we can manage relationships with key vendors and advertisers

•demand for our products and services

•the timing and costs of new and existing marketing and promotional efforts competition

•our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel

•the overall strength and stability of domestic and international economies

•consumer spending habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our business model is evolving. Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Computer system capacity constraints and system failures could significantly degrade the quality of our services, such as access to our websites or mobile applications, and in-turn cause customer loss, damage to our reputation and negatively affect our net revenues. Our business requires that we have adequate capacity in our computer systems to cope with the periodic high volume of visits to our websites and mobile applications. As our operations grow in size and scope, we continually need to improve and upgrade our computer systems, data storage, and network infrastructure to ensure reliable access to our websites and mobile applications, in order to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our net revenues will increase to offset these additional expenses.

Our company needs to increase brand awareness. Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, research and development, production, and other resources than we do. In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities. The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

If the third-party vendors who we depend upon to produce and deliver our products experience delays or interruptions in service, our customer experience will suffer which could substantially harm our business. Because we outsource our printing services to third-party vendors, our ability to provide a high-quality customer experience is dependent on those vendors. This customer experience could be detrimentally impacted by a variety of external factors over which we have little or no control, including the reliability and performance of suppliers, third-party printing providers, and shipping partners. If any of these third-party providers experiences a delay or interruption in service it could substantially harm our ability to provide a high-quality customer experience and our business and results of operations would suffer as a result.

Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

We are not subject to Sarbanes-Oxley regulation and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of Series A Preferred Stock may preclude current and future owners of our common stock from influencing any corporate decision. Our Chief Executive Officer, Ronald Miller, owns all of the outstanding shares of our Series A Preferred Stock. The Series A Preferred Stock has the following voting rights: each share of the Series A Preferred Stock is entitled to 100,000 votes in all matters requiring shareholder approval. Mr. Miller will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

Our outstanding convertible instruments, including the Series A Preferred Stock, convertible promissory notes and warrants, represent potential significant future dilution in ownership of our common stock, including the Offered Shares. Our outstanding convertible instruments are currently convertible, at any time, into a total of 7,842,377,678 shares of our common stock, as follows:

Convertible Instrument(s)	Number of Shares Underlying
Series A Preferred Stock	5,000,000,000 shares
Subject Convertible Note	315,000,000 shares(1)
Convertible Promissory Notes	2,505,310,000 shares(2)
Warrants	22,067,678 shares(2)
Total:	6,464,334,358 shares

(1)

The total number of shares into which the Subject Convertible Note may be converted is presented in this table are not eligible for conversion, due to a 4.99% equity blocker provision in the Subject Convertible Note. Such total number of shares is presented in this table to inform investors of the total number of Selling Shareholder Offered Shares the Selling Shareholder may acquire from our company and sell in this offering.

(2)

These convertible instruments are held by one party, Quick Capital, LLC. The total number of shares into which the convertible promissory notes and warrants may be converted is presented in this table are not eligible for conversion, due to a 4.99% equity blocker provision in such convertible promissory notes and warrants. Such total number of shares is presented in this table to inform investors of the total number of shares of our common stock Quick Capital, LLC may acquire from our company and sell in the market.

At such time as these convertible instruments are converted into shares of common stock, holders of our common stock, including the Offered Shares, will incur significant dilution in their ownership of our company. In particular, the effect of the conversion rights of the Series A Preferred Stock is that, upon conversion, the then-holder(s) of the Series A Preferred Stock, as a group, will be issued a number of shares of common stock equal to approximately 51% of the issued and outstanding shares of all of our common stock, as measured after such conversion (assuming the complete conversion of all convertible instruments and sale of all Offered Shares). We are unable to predict the effect that any such conversion event would have on the market price of our common stock. (See “Dilution”).

There is no minimum offering and no person has committed to purchase any of the Company Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Company Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Company Offered Shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because our common stock is volatile and thinly traded, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Our common stock is thinly traded and its market price may become highly volatile. There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

-quarterly variations in our operating results;

-operating results that vary from the expectations of investors;

-changes in expectations as to our future financial performance, including financial estimates by investors;

-reaction to our periodic filings, or presentations by executives at investor and industry conferences;

-changes in our capital structure;

-announcements of innovations or new services by us or our competitors;

-announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

-lack of success in the expansion of our business operations;

-announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;

-additions or departures of key personnel;

-asset impairment;

-temporary or permanent inability to operate our retail location(s); and

-rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

Limitation on director liability. The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion, at any time, of the outstanding shares of Series A Preferred Stock, the outstanding convertible promissory notes and warrants into a total of 7,527,377,678 shares, or approximately 51% of our then-outstanding shares, of common stock (assuming the complete conversion of all convertible instruments and sale of all Offered Shares). However, the conversion of such convertible instruments into shares of our common stock would cause holders of our common stock, including the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares), to incur significant dilution in their ownership of our company. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares,” “Description of Securities” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Company Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Company Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of December 31, 2025, was $(588,937) (unaudited), or $(0.0006) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Based on 998,662,505 shares of our common stock outstanding at December 31, 2025, the tables below illustrate the dilution to purchasers of Company Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold at a per share price of $0.0001.

Assuming the Sale of 100% of the Company Offered Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0006)
Increase in net tangible book value per share after giving effect to this offering	$0.0005
Pro forma net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0001)
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0002

Assuming the Sale of 75% of the Company Offered Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0006)
Increase in net tangible book value per share after giving effect to this offering	$0.0004
Pro forma net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0002)
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0003

Assuming the Sale of 50% of the Company Offered Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0006)
Increase in net tangible book value per share after giving effect to this offering	$0.0004
Pro forma net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0002)
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0003

Assuming the Sale of 25% of the Company Offered Shares
Assumed offering price per share	$0.0001
Net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0006)
Increase in net tangible book value per share after giving effect to this offering	$0.0002
Pro forma net tangible book value per share as of December 31, 2025 (unaudited)	$(0.0004)
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0005

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.0001. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares in this offering.

	Assumed Percentage of Company Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	500,000,000	1,000,000,000	1,500,000,000	2,000,000,000
Gross proceeds	$50,000	$100,000	$150,000	$200,000
Offering expenses(1)	15,000	15,000	15,000	15,000
Net proceeds	$35,000	$85,000	$135,000	$185,000

_____________________

(1)Offering expenses include the following items, certain of which are estimated for purposes of this table: administrative expenses, legal and accounting fees, publishing/EDGAR and Blue-Sky compliance.

The table below sets forth the proceeds we would derive from the sale of assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.0005, assuming the payment of no sales commissions or finder’s fees and assuming the payment of expenses associated with this offering of $15,000. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Company Offered Shares Sold in This Offering(1)
	25%	50%	75%	100%
Acquisition Capital(1)	10,000	10,000	30,000	50,000
Working Capital(2)	25,000	75,000	1055,000	135,000
Total	$35,000	$85,000	$135,000	$185,000

_____________________

(1)

Acquisition Capital means funds allocated for the possibility of purchasing other printing businesses which will complement the operations of the Company. Although the Company has identified possible acquisition targets in the printing industry, it has not formalized any negotiations. If and when the Company enters into definitive acquisition agreements with any printing businesses, we will disclose the terms of such agreements and attach them to the Offering as exhibits. Notwithstanding anything to the contrary in this Use of Proceeds section, the Company’s primary objective in raising capital under this Regulation A offering is to fund the Company’s need for working capital, as previously stated.

(2)	Up to $50,000 of the proceeds of this offering may be used to compensate or otherwise make payments to our company’s officers.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the beverage industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 2,000,000,000 Company Offered Shares on a best-efforts basis, at a fixed price of $0.0001 per Company Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

In addition, the Selling Shareholder is offering up to 315,000,000 Selling Shareholder Offered Shares. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering). Our company will not be involved in manner way in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Selling Shareholder”).

There is no minimum number of Company Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Ronald Miller. Mr. Miller will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Miller is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Miller:

-is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

-is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

-is not an associated person of a broker or dealer; and

-meets the conditions of the following:

-primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

-was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

-did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Company Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Company Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8.0% on the sale of Company Offered Shares effected by the broker-dealer.

Procedures for Subscribing

In General. If you are interested in subscribing for Company Offered Shares in this offering, please submit a request for information by e-mail to Mr. Miller at: ron@discountprintusa.com; all relevant information will be delivered to you by return e-mail via electronic PDF format. Additionally, this Offering Circular will be available for viewing and download 24 hours per day, 7 days per week on our website at www.discountprintusa.com, as well as on the SEC’s website, www.sec.gov.

Thereafter, should you decide to subscribe for Company Offered Shares, you are required to follow the procedures described therein, which are:

-Electronically execute and deliver to us a subscription agreement via e-mail to: ron@discountprintusa.com; and

-Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Subscription Review Process. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we have the right to review and accept or reject your subscription, in whole or in part. In determining whether to accept or reject a subscription, we will consider the following factors: whether the subscriber or an affiliate of the subscriber qualifies as a “bad actor” as defined in Rule 262(d) of the SEC; the reputation of the subscriber and its affiliates within the securities industry; our then-current need for a cash investment; the state of the securities markets, in general, and the market for our common stock, in particular.

Within three (3) days after we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we will notify you of our decision, and the reason therefor, to reject or accept your subscription.

Rejection of Subscriptions. Should we determine to reject your subscription, we will return all monies from your rejected subscription via wire transfer (or such other method as directed by you) within one (1) business day of our notifying you of such determination, without interest or deduction.

Acceptance of Subscriptions. Should we determine to accept your subscription, we will countersign the subscription agreement and, within one (1) business day, issue and deliver the Company Offered Shares subscribed in accordance with your delivery instructions. Once your subscription has been accepted by us, you may not revoke or change your subscription or request the return of your subscription funds. All accepted subscription agreements are irrevocable.

An investor will become a shareholder of our company, upon our acceptance of our acceptance of a subscription, with the Company Offered Shares being issued immediately thereafter. For clarity, the subscription settlement will not occur until an investor’s funds have cleared and we accept an investor’s subscription.

By executing the subscription agreement and paying the total purchase price for the Company Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Law Exemption and Offerings to Qualified Purchasers” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $2,000 of the Company Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan initially to qualify the Offered Shares, Company Offered Shares and Selling Shareholder Offered Shares, in Colorado, Connecticut, Delaware, Florida, Georgia, Puerto Rico and New York, and it is possible that we would determine to qualify Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) in all states. In the case of each state in which Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) are offered and sold, we will qualify the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) for sale with the applicable state securities regulatory body or the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) will be offered and sold pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Company Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

We have not used, and we do not intend to use, any advertising, sales and other promotional materials outside of this Offering Circular, including “testing the waters” materials under the authorization of Rule 255.

SELLING SHAREHOLDER

After the qualification of this offering by the SEC, a $29,000 principal amount convertible note (the Subject Convertible Note) will, by their terms, be eligible for conversion into the Conversion Shares (the Selling Shareholder Offered Shares), at the election of its holder, at a conversion price of $0.0001 per share converted. Following all such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Note will be disclosed.

The shareholder named in the table below is the “Selling Shareholder.” The Selling Shareholder intends to sell up to 315,000,000 Selling Shareholder Offered Shares at the offering price for all of the Offered Shares, $0.0001 per share. The Selling Shareholder is a third party. Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholder.

We will pay all of the expenses of this offering (other than the selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering.

The Selling Shareholder intends to sell the Selling Shareholder Offered Shares in market transactions or in negotiated private transactions at the per share offering price for all of the Offered Shares, $0.0001 per share. The Selling Shareholder may be deemed to be an “underwriter” of the shares of our common stock offered by the Selling Shareholder in this offering. In this regard, the Selling Shareholder intends to deliver to a purchaser this Offering Circular before or with the sale of Selling Shareholder Offered Shares. It is expected that, in sales of Selling Shareholder Offered Shares in market transactions, if any, this Offering Circular would be delivered in digital format with the relevant sale confirmation.

A minimum purchase of $2,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000.

		Prior to this Offering			After this Offering
Name of Selling Shareholder	Position, Office or Other Material Relationship	# of Shares Beneficially Owned(1)	% Beneficially Owned (2)	# of Shares to be Offered for the Account of the Selling Shareholder	# of Shares Beneficially Owned	% Beneficially Owned (3)
Newlan Law Firm, PLLC(4)	See Note 4	315,000,000	23.98%	315,000,000	0	0%
(1)

None of these shares has been issued, but underlie the Subject Convertible Note – currently, however, the total number of shares presented in this table are not eligible for conversion, due a 4.99% equity blocker provision in the Subject Convertible Note and presented to inform investors of the total number of Selling Shareholder Offered Shares the Selling Shareholder may acquire from our company and sell in this offering. In addition, the share numbers in this column are estimates of the number of Selling Shareholder Offered Shares that the listed holder may acquire from our company. Following each issuance of Conversion Shares (Selling Shareholder Offered Shares), we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares (Selling Shareholder Offered Shares) issued in payment of the Subject Convertible Notes will be disclosed.

(2)						Based on 1,313,662,505 shares outstanding, assuming the issuance of 315,000,000 Conversion Shares, before this offering.
(3)						Based on 3,313,662,505 shares outstanding, assuming the sale of all of the Company Offered Shares and the issuance and subsequent sale of 315,000,000 Conversion Shares, after this offering.
(4)						The Managing Member of this entity is Eric Newlan. The address of this Selling Shareholder is 2201 Long Prairie Road, Suite 107-762, Flower Mound, Texas 75022.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 5,000,000,000 shares of common stock, $.001 par value per share; and (b) 5,000,000 shares of Preferred Stock, $.001 par value per share, (1) 5,000,000 of which have been designated Series A Preferred Stock and (2) 10,000 of which have been designated Series B Preferred Stock.

As of the date of this Offering Circular, there were (x) 998,662,505 shares of our common stock issued and outstanding held by approximately 5 holders of record; (y) 5,000,000 shares of Series A Preferred Stock issued and outstanding held by one (1) holder of record; and (z) no shares of Series B Preferred Stock issued and outstanding.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Wyoming law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Further, the outstanding shares of Series A Preferred Stock are beneficially owned by our Chief Executive Officer, Ronald Miller. Mr. Miller, thus, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series A Preferred Stock

Dividends. In the event the Company declares a dividend, each holder of Series A Preferred stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holders of Common stock at a rate that assumes full conversion of the holder’s Series A shares into Common stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of record of shares of Series A Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s Common stock, a liquidation preference equal to $110 per share.

Conversion. Each share of Series A Preferred stock is convertible into 1,000 shares of Common stock.

Voting. Each share of Series A Preferred stock is entitled to 100,000 votes on any matter submitted to shareholders for a vote.

Adjustment for Stock Splits. In the event of a reverse stock split, the Conversion Ratio will be adjusted proportionately such that, after such reverse stock split, each share of Series A Preferred will convert into the same number of shares of Common Stock into which it was convertible immediately preceding such reverse stock split.

Series B Preferred Stock

Dividends. None

Conversion. Each share of Series B Preferred stock is convertible into 20,000 shares of Common stock.

Voting. None

Adjustment for Stock Splits. In the event of a reverse stock split, the Conversion Ratio will be adjusted proportionately such that, after such reverse stock split, each share of Series A Preferred will convert into the same number of shares of Common Stock into which it was convertible immediately preceding such reverse stock split.

Subject Convertible Note

The Subject Convertible Note, $29,000 principal amount, was issued on December 8, 2025, to Newlan Law Firm, PLLC, our legal counsel, bears interest at 8% per annum, is due on December 8, 2026, and is convertible at this holder’s election, into Conversion Shares and a conversion price of $0.0001 per share converted. This convertible promissory note was issued in payment of legal services. (See “Plan of Distribution” and “Selling Shareholder”).

Convertible Promissory Notes

At December 31, 2025, the convertible promissory notes set forth in the table below were outstanding.

Date of Note Issuance	Principal Amount at Issuance ($)	Outstanding Balance ($) (include accrued interest)	Maturity Date	Conversion Terms (e.g., pricing mechanism for determining conversion of instrument to shares)	# Shares Converted to Date	# of Potential Shares to be Issued Upon Conversion	Name of Noteholder (entities must have individual with voting / investment control disclosed)	Reason for Issuance (e.g., Loan, Services, etc.)
7/29/2022	$8,888.89	$766.67	7/29/2023	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	60,800,000	7,666,700(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/11/2023	$14,000.00	$884.00	1/11/2024	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	148,106,667	8,840,000(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
3/14/2023	$20,000.00	$6,460.00	3/10/2024	The fixed conversion price shall be $0.001 per share	265,400,000	6,460,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/13/2023	$25,882.35	$42,705.88	4/13/2024	The fixed conversion price shall be $0.001 per share	0	42,705,880(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
5/26/2023	$25,000.00	$41,250.00	5/26/2024	The fixed conversion price shall be $0.001 per share	0	41,250,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/23/2023	$38,000.00	$62,700.00	3/23/2024	The fixed conversion price shall be $0.001 per share	0	62,700,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
7/1/2024	$9,058.82	$14,947.06	4/1/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	149,470,600(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/6/2024	$4,705.88	$7,764.71	5/6/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	77,647,100(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/13/2024	$5,294.12	$8,735.29	5/13/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	87,352,900(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/31/2025	$6,470.59	$7,117.65	10/31/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	71,176,500(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/30/2025	$22,000.00	$24,200.00	1/30/2026	The variable conversion price is 50% discount to the market price, the fixed conversion price shall be $0.001	0	242,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/5/2025	$30,000.00	$33,000.00	3/5/2026	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	330,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
				Totals	474,306,667	1,127,269,680

(1) This number of shares was calculated using the “50% discount to the Market Price.”

(2) This number of shares was calculated using the “fixed conversion price.”

(3) This number of shares was calculated using the “default conversion price” of $.0001, representing a change from the original fixed conversion price of $.001 per share, which, if still in effect, would have yielded a number of conversion shares equal to 10% of the number of conversion shares shown.

All of the convertible promissory notes listed above are in default; however, their holder, Quick Capital, LLC, has not caused the acceleration of any of such convertible promissory notes. Due to such default, the per share conversion price of all of the convertible promissory notes has dropped from $0.001 to $0.0001 per share.

Currently, we have no ability to repay any of such convertible promissory notes. In this regard, please see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources.”

Warrants

The table below summarizes the activity of warrants exercisable for shares of our common stock at December 31, 2025:

	Number of Shares	Weighted Average Exercise Price
Balances as of June 30, 2024	11,666,667	$0.01
Granted	16,306,011	-
Redeemed	-	-
Exercised	(5,905,000	-
Forfeited	-	-
Balances as of June 30, 2025	22,067,678	$0.01
Granted	-	-
Redeemed	-	-
Exercised	-	-
Forfeited	-	-
Balances as of December 31, 2025	22,067,678	$0.01

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Wyoming law.

Transfer Agent

Currently, the transfer agent for our common stock is Colonial Stock Transfer Co., Inc., 7840 S 700 E, Sandy, Utah 84070. Colonial Stock Transfer’s website is located at: www.colonialstock.com. No information found on Colonial Stock Transfer’s website is part of this Offering Circular.

BUSINESS

Organization and History

Discount Print USA, Inc is a Wyoming Corporation (The “Company”). The Company was initially formed on June 17, 2019. The Company is a commercial printing firm that offers low-priced high-quality printing services to a wide variety of businesses as well as companies attending trade shows in major cities throughout the entire United States. We offer digital and offset printing services through a website geared towards major cities throughout America. We plan to eventually have virtual offices in every major city so we can capture business from conventions and businesses throughout the United States. These virtual offices are low-cost suites in various metropolitan areas and cities that serve primarily as a physical local pick-up location for nationwide clients. Customer traffic is driven through an extensive on-line presence through major internet search engines (i.e. Google, etc.) with locally addressed listings throughout the country. This effectively streamlines the Company’s overhead costs and increases margins and profit revenue without compromising customer service and product delivery.

Recent Events – Jubilee Technologies, LLC

On May 19, 2025, we entered into a Reorganization Agreement (the “Jubilee Agreement”) to acquire Jubilee Technologies LLC (“Jubilee”), a technology-driven digital advertising company specializing in search engine marketing (SEM), AI automation, and scalable media execution, in exchange for 250,000,000 shares of our common stock, with Jubilee intended to be a strategic addition to our print and media services.

The acquisition of Jubilee was purported to have been closed effective July 1, 2025. However, the acquisition of Jubilee never closed: certain “closing” actions associated with the Jubilee Agreement, including (a) the issuance of 250,000,000 shares of our common stock to the owner of Jubilee, Evan Bloomberg, and (b) Mr. Bloomberg’s execution of certain required board actions. In addition to the foregoing, the structure of the Jubilee Agreement was based, foundationally, on mistake of fact, inasmuch as neither our company nor Mr. Bloomberg was aware of the fact that the structure of the acquisition transaction embodied by the Jubilee Agreement would not eliminate our having to include historical financial statements for Jubilee in future offerings, including Regulation A offerings. This reality was exacerbated by the circumstance that our company has been unable to confirm properly Jubilee’s historical financial information, as well as the financial information provided for the reporting periods through December 31, 2025. Based on the foregoing, the Jubilee Agreement, including the attendant Voting Agreement, was formally rescinded, effective December 31, 2025, to establish definitively that the Jubilee Acquisition never closed.

Employees

As of the date of this offering circular, we have two full-time employees, including our officers. There is no collective agreement between our company and our employees. The employment relationship between employees and our company is individual and standard for the industry.

Property

Our corporate offices are located at 5125 West Oquendo, Suite 9, Las Vegas, Nevada 89118.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Forward-Looking Statements

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words believes, project, expects, anticipates, estimates, intends, strategy, plan, may, will, would, will be, will continue, will likely result, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Recent Events – Jubilee Technologies, LLC

On May 19, 2025, we entered into a Reorganization Agreement (the Jubilee Agreement) to acquire Jubilee Technologies LLC (Jubilee), a technology-driven digital advertising company specializing in search engine marketing (SEM), AI automation, and scalable media execution, in exchange for 250,000,000 shares of our common stock, with Jubilee intended to be a strategic addition to our print and media services.

The acquisition of Jubilee was purported to have been closed effective July 1, 2025. However, the acquisition of Jubilee never closed: certain “closing” actions associated with the Jubilee Agreement, including (a) the issuance of 250,000,000 shares of our common stock to the owner of Jubilee, Evan Bloomberg, and (b) Mr. Bloomberg’s execution of certain required board actions. In addition to the foregoing, the structure of the Jubilee Agreement was based, foundationally, on mistake of fact, inasmuch as neither our company nor Mr. Bloomberg was aware of the fact that the structure of the acquisition transaction embodied by the Jubilee Agreement would not eliminate our having to include historical financial statements for Jubilee in future offerings, including Regulation A offerings. This reality was exacerbated by the circumstance that our company has been unable to confirm properly Jubilee’s historical financial information, as well as the financial information provided for the reporting periods through December 31, 2025. Based on the foregoing, the Jubilee Agreement, including the attendant Voting Agreement, was formally rescinded, effective December 31, 2025, to establish definitively that the Jubilee Acquisition never closed.

Revision of Financial Statements

The accompanying financial statements for the six months ended December 31, 2025, do not include balance sheet or operating results previously attributable to Jubilee Technologies LLC, inasmuch as the acquisition of Jubilee never closed.

Company Overview and Plan of Operation

Discount Print USA, Inc. is a Wyoming corporation formed on June 17, 2019. The Company is a commercial printing management company that offers competitively priced printing services to businesses and individuals nationwide. Operating primarily through an internet-based platform supported by a network of virtual offices, we provide digital, offset, large-format, and on-demand printing services that are outsourced to established third-party printing vendors for fulfillment. The Company does not operate its own printing facilities; rather, it acts as a marketing, sales, and coordination intermediary between customers and print fulfillment partners. Headquartered in Las Vegas, Nevada, the Company has developed specialized expertise in supporting the printing needs of convention and trade show participants in the region.

The Company markets a wide array of products and services, including:

•Brochures/Flyers

•Business Cards

•Calendars

•Presentation Folders

•Tradeshow Booth Displays

•Large Format Printing

•Foam, Gator, and Sintra Board Signs

•Modular and Outdoor Displays

•Envelopes, Door Hangers, and more

Recent Trends and Operational Developments. Since the end of the most recent fiscal year, the Company has continued to expand its national footprint through the rollout of its virtual office model. As of the date of this filing, we have opened 100 virtual office locations across major U.S. metropolitan areas, up from approximately 65 locations at the end of the prior year. This growth has contributed to a moderate increase in order volume, particularly from customers attending conventions or requiring expedited, localized delivery.

Sales Trends. Sales have experienced a gradual upward trend in the current financial year, driven by increased web traffic and improved SEO performance. The resumption of trade shows and conventions following the COVID-19 pandemic has contributed positively to our sales pipeline, particularly in the Las Vegas and Orlando markets. However, order volume still remains sensitive to seasonal event calendars and broader economic sentiment.

Production and Inventory. Because the Company outsources production to third-party printing partners, we do not carry inventory. Instead, production is demand-driven and fulfilled on a just-in-time basis. We have not experienced material disruptions in production capabilities to date. However, the printing industry has seen modest price increases in materials such as paper and inks, which are reflected in the pricing of third-party vendors. We may pass along certain cost increases to customers, but rising costs could compress margins if not offset by pricing adjustments.

Order Book. The Company does not maintain a formal backlog or long-term contract order book, as orders are generally completed within short fulfillment cycles. However, our active sales pipeline includes repeat business from convention clients and businesses that utilize our services regularly, indicating recurring revenue opportunities.

Costs and Pricing. Outsourcing production helps the Company maintain a low fixed cost structure. However, costs associated with digital advertising, lead generation, and search engine optimization have increased moderately. In response, the Company is actively optimizing its digital marketing campaigns to improve conversion efficiency. Pricing remains competitive, but we continue to evaluate whether modest price adjustments are warranted to preserve gross margins while balancing market demand.

Known Trends and Risks Affecting Future Operations. For the current financial year and beyond, the Company has identified the following trends, uncertainties, and operational factors that may materially impact its revenues, net income, liquidity, or capital resources:

•Economic conditions and potential recessionary pressures may lead to reduced business spending on marketing and printing services, particularly for discretionary or event-driven orders.

•Online customer acquisition costs through Google and other digital channels may continue to increase, affecting return on advertising spend.

•Third-party vendor relationships remain critical. Disruption in fulfillment capacity, quality issues, or vendor pricing volatility could negatively impact our service delivery and margins.

•Scalability challenges associated with managing an expanding network of virtual offices and coordinating logistics for localized deliveries may strain operational efficiency.

•Capital constraints may limit the Company’s ability to open additional virtual offices or invest in technology and customer support infrastructure needed to maintain a high level of service as order volume increases.

Additionally, the Company’s current revenue model depends on variable, transactional sales. If the Company is unable to build longer-term contractual relationships with clients, or if competition intensifies from fully integrated printing providers or new market entrants, future operating results may vary significantly from historical trends and may not be indicative of future performance.

Forward-Looking Strategy. Despite these challenges, the Company remains focused on strategic expansion through its low-overhead virtual office model. For every $100,000 in capital raised, we estimate we can open a minimum of 100 additional virtual offices. Contingent on the proceeds raised in this offering, we intend to open a minimum of 300 new virtual offices over the next 12 months. This expansion is expected to increase order flow, customer reach, and brand visibility, particularly in markets where we have identified consistent demand from local businesses and event organizers.

Planned use of capital raised includes:

•Opening new virtual offices

•Increasing digital marketing and advertising spend

•Satisfying outstanding financial obligations

•Establishing a working capital reserve for future operational needs.

Results of Operations

Six Months Ended December 31, 2025, compared to December 31, 2024.

Net Revenues – For the periods ended December 31, 2025 and 2024, our business had net revenues of $170,902, and $155,053, respectively, as a result of business expansion into new cities in the United States.

Cost of Goods Sold – For the periods ended December 31, 2025 and 2024, our business had costs of goods sold of $63,821 and $63,399, respectively, as a result of business expansion into new cities in the United States.

Gross Profits – For the periods ended December 31, 2025 and 2024, our business had gross profits of $107,082 and $91,654, respectively.

Professional Expenses – For the periods ended December 31, 2025 and 2024, our business incurred professional fees in the amount of $41,130 and $92,835, respectively.

General and Administrative Expenses – For the periods ended December 31, 2025 and 2024, our business incurred general and administrative expenses in the amount of $64,464 and $66,305, respectively.

Other Income (Expense) – For the periods ended December 31, 2025 and 2024, other expense totaled $10,499 and $70,838, respectively.

Net Losses – For the periods ended December 31, 2025 and 2024, our business had net losses of $9,011 and $138,324, respectively.

Year Ended June 30, 2025, compared to Year Ended June 30, 2024.

Net Revenues – For the years ended June 30, 2025, and June 30, 2024, our business had net revenues of $312,504 and $359,192, respectively, as a result of business expansion into new cities in the United States.

Cost of Goods Sold – For the years ended June 30, 2025, and June 30, 2024, our business had costs of goods sold of $123,518 and $143,137, respectively, as a result of business expansion into new cities in the United States.

Gross Profits – For the years ended June 30, 2025, and June 30, 2024, our business had gross profits of $188,986 and $216,054, respectively.

Professional Expenses – For the years ended June 30, 2025, and June 30, 2024, our business incurred professional fees in the amount of $136,779 and $179,344, respectively.

General and Administrative Expenses – For the years ended June 30, 2025, and June 30, 2024, our business incurred general and administrative expenses in the amount of $137,757 and $135,667, respectively.

Other Income (Expense) – For the years ended June 30, 2025, and June 30, 2024, other expense totaled $120,436 and $42,132, respectively.

Net Losses – For the years ended June 30, 2025, and June 30, 2024, our business had net losses of $205,986 and $141,088, respectively.

Liquidity and Capital Resources

At December 31, 2025.

Net cash provided by operating activities for the period ended December 31, 2025, was $6,614 and, for the period ended December 31, 2024, net cash used in operating activities was $77,150.

Net cash used in financing activities for the period ended December 31, 2025, was $5,446 and, for the period ended December 31, 2024, net cash provided by financing activities was $9,516.

As of December 31, 2025, and June 30, 2025, the Company had current liabilities in the amount of $612,760 and $606,538, respectively, consisting of a combination of accounts payable, convertible notes, derivative liabilities and short-term notes payable, including a balance of $129,577 and $120,333 owed to related parties at December 31, 2025, and April 30, 2025, respectively.

At December 31, 2025, in addition to the Subject Convertible Note, the convertible promissory notes set forth in the table below were outstanding.

Date of Note Issuance	Principal Amount at Issuance ($)	Outstanding Balance ($) (include accrued interest)	Maturity Date	Conversion Terms (e.g., pricing mechanism for determining conversion of instrument to shares)	# Shares Converted to Date	# of Potential Shares to be Issued Upon Conversion	Name of Noteholder (entities must have individual with voting / investment control disclosed)	Reason for Issuance (e.g., Loan, Services, etc.)
7/29/2022	$8,888.89	$766.67	7/29/2023	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	60,800,000	7,666,700(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/11/2023	$14,000.00	$884.00	1/11/2024	The variable conversion price equal to the lesser of $0.01 or a 50% discount to the Market Price	148,106,667	8,840,000(1)	Quick Capital LLC, Control Person: Eilon Natan	Loan
3/14/2023	$20,000.00	$6,460.00	3/10/2024	The fixed conversion price shall be $0.001 per share	265,400,000	6,460,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/13/2023	$25,882.35	$42,705.88	4/13/2024	The fixed conversion price shall be $0.001 per share	0	42,705,880(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
5/26/2023	$25,000.00	$41,250.00	5/26/2024	The fixed conversion price shall be $0.001 per share	0	41,250,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/23/2023	$38,000.00	$62,700.00	3/23/2024	The fixed conversion price shall be $0.001 per share	0	62,700,000(2)	Quick Capital LLC, Control Person: Eilon Natan	Loan
7/1/2024	$9,058.82	$14,947.06	4/1/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	149,470,600(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/6/2024	$4,705.88	$7,764.71	5/6/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	77,647,100(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
8/13/2024	$5,294.12	$8,735.29	5/13/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	87,352,900(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
1/31/2025	$6,470.59	$7,117.65	10/31/2025	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	71,176,500(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
4/30/2025	$22,000.00	$24,200.00	1/30/2026	The variable conversion price is 50% discount to the market price, the fixed conversion price shall be $0.001	0	242,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
6/5/2025	$30,000.00	$33,000.00	3/5/2026	The fixed conversion price shall be $0.001, and the default conversion price shall be $0.0001 per share	0	330,000,000(3)	Quick Capital LLC, Control Person: Eilon Natan	Loan
				Totals	474,306,667	1,127,269,680

(1) This number of shares was calculated using the “50% discount to the Market Price.”

(2) This number of shares was calculated using the “fixed conversion price.”

(3) This number of shares was calculated using the “default conversion price” of $.0001, representing a change from the original fixed conversion price of $.001 per share, which, if still in effect, would have yielded a number of conversion shares equal to 10% of the number of conversion shares shown.

All of the convertible promissory notes listed above are in default. Currently, we have no ability to repay any of such convertible promissory notes and we do not intend to apply and of the proceeds of this offering, if any, towards the repayment thereof. Rather, we intend utilize available cash from operations, if any, to repay such convertible promissory notes. There is no assurance that our operations will generate sufficient available cash with which to make such repayment, even if we sell all of the Offered Shares in this offering, of which there no assurance. Should we be unable to repayment such convertible promissory notes, we expect that their holder, Quick Capital, LLC, would convert them into shares of our common stock and sell such shares into the market. Such circumstance can be expected to cause significant downward pressure on the then-market price of our common stock, to the detriment of purchasers of Offered Shares. (See “Risk Factors— Risks Related to a Purchase of the Offered Shares”).

As of December 31, 2025, the Company had $1,150 in cash to fund its operations. The Company does not believe its current cash balance will be sufficient to allow the Company to fund its planned operating activities for the next twelve months. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations or substantially curtail some of its planned activities. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities should the Company be unable to continue as a going concern.

As the Company continues to incur losses, achieving profitability is dependent on achieving a level of revenues adequate to support the Company's cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. Management intends to fund future operations through additional private or public equity offerings and may seek additional capital through arrangements with strategic partners from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all. Any equity financing may be dilutive to existing shareholders.

In order to move forward with our business development plan, set forth above, we will require additional financing, as allocated in the Use of Proceeds section herein.

We will require substantial additional financing, in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing, and we may not be able to obtain financing when required, in the amounts necessary to execute our plans in full, or on terms which are economically feasible.

We are currently seeking additional financing. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

At June 30, 2025.

Net cash used in operating activities for the years ended June 30, 2025, and June 30, 2024, was $133,377 and $78,634, respectively.

Net cash used in investing activities for the years ended June 30, 2025, and June 30, 2024, was $-0- and $1,950, respectively.

Net cash provided by financing activities for the year ended June 30, 2025, was $129,116 and, for the year ended June 30, 2024, net cash used in financing activities was $17,031, respectively.

As of June 30, 2025, and June 30, 2024, the Company had current liabilities in the amount of $606,538 and $492,279, respectively, consisting of a combination of accounts payable, convertible notes, derivative liabilities and short-term notes payable, including a balance of $128,018 and $120,333 owed to related parties at June 30, 2025, and June 30, 2024, respectively.

Off Balance Sheet Arrangements

As of December 31, 2025, and June 30, 2025, there were no off-balance sheet arrangements.

Going Concern

The Company has experienced a net loss and had an accumulated deficit of $1,581,932 and $1,572,921 as of December 31, 2025, and June 30, 2025, respectively. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

We have identified the policies outlined in Note 3 in the attached unaudited financial statements as of and for the periods ended December 31, 2025 and 2024, as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection, nor has it ever been involved in receivership or similar proceedings.

The Company is not presently involved in any other legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Capital Expenditures

We made no capital expenditures during the six months ended December 31, 2025, and the year ended June 30, 2025. However, should be obtain proceeds in this offering, or otherwise, we expect to make capital expenditures during the next twelve months. We are unable to predict the amount or timing of any such expenditures.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Ronald Miller	71	President, Secretary, Treasurer, and Director
R. Nickolas Jones	45	Chief Financial Officer
Maximillian Orosz	30	Chief Operating Officer

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Ronald Miller, President, Secretary, Treasurer and Director. Mr. Miller has over forty years of experience in the printing and publishing industry. He has printed and published both educational books and educational programs starting in 1976. His first book publication was called “The American Dream: Shadow and Substance,” a collector’s pictorial of America’s first 200 years. In 1977, he went on to publish another book; “The Gambia.” During the research process for “The Gambia,” Mr. Miller hired his college political science instructor, Dr. Andrea Fletcher of La Verne College, to chronicle her observations from an academic perspective. Along with a professional photographer, Dr. Fletcher traveled directly to Gambia, a nation in West Africa. While there, Dr. Fletcher was able to have a first-hand look at the country, its people, customs, culture, and history primarily for use in the US school and public library markets. Both of these were purchased by teachers and librarians throughout the United States.

In 1991, Mr. Miller became the executive producer of his first educational film, “The Rise and Fall of the Soviet Union.” This fascinating 2-hour documentary is an overview of the last 700 years of Russian history, from the military exploits of one of its founders, Alexander Nevski, in 1240 AD and ending with the dissolution of the Soviet Empire and the fall of the Iron Curtain in 1991. After launching that educational documentary, Mr. Miller went on to produce over 50 more educational programs dealing with a wide variety of subjects and historical periods including:

•The Rise and Fall of the Soviet Union

•The History and Mystery of China

•Japan: Land of the Rising Sun

•The Life and Times of Ronald Reagan

•World War I: Cause and Effect

•The History and Function of Congress

•The Extraordinary Life of Amelia Earhart

•When Women Ruled: Great Women Leaders in World History

•Einstein

•The Mystery of Sherlock Holmes

•Great American Landmarks

•Helen Keller

•A Century of Flight

•Democracy in America

•Great Native American Warrior Chiefs

•Great Women in American History

•Legends of the Wild Wild West

•Mount Rushmore

•Reconstruction of the United States

•The American Dream (a documentary version of Mr. Miller’s book of the same name)

•The American Revolution

•The Declaration of Independence

•The History of Conservative Politics in America

•The Lewis and Clark Expedition and a number of others.

These programs have been widely used as supplemental in-classroom media curriculum for schools and public libraries throughout the US since his first release in 1991 of “The Rise and Fall of the Soviet Union.”

R. Nickolas, Chief Financial Officer. Mr. Jones has 20+ years of experience working as an accountant for small public companies, performing financial statement and tax preparation services. He currently serves as a partner at Peregrine Accounting and Consulting, LLC. He has served in this position since the company’s inception in 2016. During that time, he has served on the boards of several publicly traded companies, serving as their CFO.

Maximillian Orosz, Chief Operating Officer. In 2015, Mr. Orosz founded, and is the owner of, Royal Marketing Star, a Las Vegas, Nevada-based full-service digital marketing company that delivers customized, data-driven solutions to a diverse, nationwide client base. Since founding Royal Marketing Star, Mr. Orosz has, on behalf of clients, developed and managed high-ROI Pay-Per-Click campaigns across search and social channels, which serve to optimize ad spend to drive targeted traffic and maximize lead generation. In addition, he has spearheaded end-to-end website creation projects, focusing on responsive design, user experience and conversion rate optimization to build effective digital storefronts for clients; designed and executed comprehensive Search Engine Optimization (SEO) strategies, successfully increasing clients’ organic search rankings, site traffic and online visibility; and acted as the lead account manager, consulting with clients across the country to align marketing strategies with their specific business goals and revenue targets.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our officers and directors, their other business interests and their involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended June 30, 2025, our Board of Directors, did not hold a meeting, but took all necessary actions by written consent in lieu of a meeting.

Independence of Board of Directors

Our Sole Directors is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Ronald Miller, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Sheikh collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Summary Compensation Table

Name & Principal Position	Year Ended June 30	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Ronald Miller (CEO, Director)	2025 2024	- -	- -	- -	- -	- -	- -	$31,425 $31,301	31,425 $31,301
R. Nickolas Jones (CFO)	2025 2024	- -	- -	- -	- -	- -	- -	$96,593 $96,593	$96,593 $96,593
Evan Bloomberg(1)	2025 2024	- -	- -	- -	- -	- -	- -	- - -	- - -
Maximillian Orosz(2)	2025 2024	- -	- -	- -	- -	- -	- -	- - -	- - -

(1) Mr. Bloomberg was an officer of our company from July 2025 to February 2026.

(2) Mr. Orosz became an officer of our company in February 2026.

Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided yet. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald Miller	—	—	—	—	n/a	—	n/a	—	—
Maximillian Orosz	—	—	—	—	n/a	—	n/a	—	—
R. Nickolas Jones	—	—	—	—	n/a	—	n/a	—	—

Employment Agreements

We have not entered into employments agreements with either of our executive officers.

Outstanding Equity Awards

During the years ended June 30, 2025 and 2024, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our Directors receive no compensation for their serving as a Director of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants, convertible notes or other rights held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Offering Circular, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power After This Offering(2)(7)
Common Stock
Executive Officers and Directors
Ronald Miller	5,019,995,000(3)	83.69%	5,019,995,000(3)	62.76%	99.13%
R. Nickolas Jones	1,000,000	*	1,000,000	*	*
Maximillian Orosz	0	0%	0	0%	0%
Officers and directors, as a	5,020,995,000(4)	83.70%	5,020,995,000(4)	62.77%	99.13%
group (3 persons)
5% Owner
Quick Capital, LLC(5)	49,833,259(6)	4.99%	149,633,258(7)	12.15%	*

Series A Preferred Stock(8)
Ronald Miller	5,000,000	100%	5,000,000	100%	99.13%
* (1)	Less than 1% Based on (a) 998,662,505 shares of common stock outstanding and (b) 5,000,000 shares of Series A Preferred Stock, respectively, before this offering.
(2)	Based on (a) 2,998,662,505 shares of common stock outstanding, assuming the sale of all 2,000,000,000 of the Company Offered Shares, and (b) 5,000,000 shares of Series A Preferred Stock.
(3)

Consists of (a) 19,995,000 shares of common stock held directly and (b) 5,000,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock within 60 days of the date of this Offering Circular.

(4)

Consists of (a) 20,995,000 shares of common stock held directly and (b) 5,000,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock within 60 days of the date of this Offering Circular.

(5)	The address of this entity is 66 West Flagler Street Suite 900 - #2292, Miami, Florida 33130; Eilon D. Naton is the Managing Member of this entity.
(6)

Consists of 49,833,259 shares of common stock issuable upon conversion of convertible promissory notes (before this offering), convertible within 60 days of the date of this Offering Circular, and warrants to purchase a total of 22,067,678 shares of common stock, exercisable within 60 days of the date of this Offering Circular. The convertible promissory notes contain a contractual ownership limitation that prohibits conversion to the extent this holder, together with its affiliates, would beneficially own more than 4.99% of our outstanding common stock immediately following such conversion (a “blocker provision”). The number of shares indicated above gives effect to this blocker provision; absent such limitation, this holder would be deemed to own beneficially 2,527,377,678 shares (71.68%).

(7)

Consists of 149,633,258 shares of common stock issuable upon conversion of convertible promissory notes (before this offering), convertible within 60 days of the date of this Offering Circular, and warrants to purchase a total of 22,067,678 shares of common stock, exercisable within 60 days of the date of this Offering Circular. The convertible promissory notes contain a blocker provision that prohibits conversion to the extent this holder, together with its affiliates, would beneficially own more than 4.99% of our outstanding common stock immediately following such conversion. The number of shares indicated above gives effect to this blocker provision; absent such limitation, this holder would be deemed to own beneficially 2,527,377,678 shares (45.74%).

(8)

The Series A Preferred Stock has the following voting rights: each share of the Series A Preferred Stock is entitled to 100,000 votes in all matters requiring shareholder approval. Our Chief Executive Officer, Ronald Miller, as the owner of 100% of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Each share of Series A Preferred Stock is convertible into 1,000 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amounts Owed to Officers

As of December 31, 2025, and June 30, 2025, the Company owed our officer and director, Ronald Miller, for consulting services rendered, totaling $31,425 and $31,301, respectively.

As of December 31, 2025, and June 30, 2025, the Company owed our officer, R. Nickolas Jones, for accounting services rendered, totaling $96,593 and $96,593, respectively.

Series A Preferred Stock

In 2019, at the founding of our company, we issued 5,000,000 shares of Series A Preferred Stock to Ronald Miller, our Chief Executive Officer, for services, which shares were valued at $5,000, in the aggregate.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares, the Company Offered Shares and the Selling Shareholder Offered Shares, offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC.

Newlan Law Firm, PLLC is the holder of the Subject Convertible Note in the principal amount of $29,000. We issued such Subject Convertible Note to Newlan Law Firm, PLLC, the Selling Shareholder, pursuant to a legal services agreement with Newlan Law Firm, PLLC.

After the qualification of this offering by the SEC, the Subject Convertible Note held by Newlan Law Firm, PLLC will, by its terms, be convertible into the Conversion Shares at a conversion price of $0.0001 per share converted. Following any such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares (which are Selling Shareholder Offered Shares) issued in payment of the Subject Convertible Note held by Newlan Law Firm, PLLC will be disclosed.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Discount Print USA, Inc.

Unaudited Financial Statements For the Six Months Ended December 31, 2025 and 2024

Unaudited Financial Statements For the Years Ended April 30, 2025 and 2024

Discount Print USA, Inc.

Condensed Balance Sheets

	December 31,	June 30,
	2025	2025
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS
Cash	$1,150	$(128)
Accounts receivable	-	-
Other current assets	11,140	11,138
Total Current Assets	12,290	11,010

NON-CURRENT ASSETS
Property and equipment, net	6,643	10,713
Deposits	4,450	4,450

Total Assets	$23,383	$26,173

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$142,727	$142,727
Accounts payable – related party	129,577	120,333
Notes payable – short term	2,298	11,310
Convertible notes payable, net of debt discount	177,905	172,405
Derivative liabilities	159,275	149,276
Current portion of note payable – vehicle	977	2,802
Total Current Liabilities	612,760	606,538

LONG-TERM LIABILITIES
Long-term portion of note payable - vehicle	8,388	8,388

Total Liabilities	$621,148	$614,926

STOCKHOLDERS’ DEFICIT
Preferred stock: 5,000,000 shares authorized
at $0.0010 par value, 5,000,000 issued and outstanding	$5,000	$5,000
Common stock: 5,000,000,000 shares authorized
At $0.0010 par value, 998,662,505 and 319,115,507 issued and outstanding	998,662	998,662
Additional paid-in capital	(19,495)	(19,495)
Accumulated deficit	(1,581,932)	(1,572,921)

Total Stockholder’s Deficit	(597,765)	(588,753)

Total Liabilities and Stockholders’ Deficit	$23,383	$26,173

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Operations

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES
Revenues	$81,092	$78,128	$170,902	$155,053
COST OF SALES	29,092	30,901	63,821	63,399
GROSS PROFIT	52,000	47,227	107,082	91,654

OPERATING EXPENSES
Professional fees	20,846	65,455	41,130	92,835
General and administrative	25,148	35,406	64,464	66,305
Total Operating Expenses	45,994	100,861	105,594	159,140

OPERATING PROFIT (LOSS)	6,005	(53,634)	1,488	(67,486)

OTHER INCOME (EXPENSE)
Interest expense	-	(54,072)	(500)	(70,838)
Amortization of debt discount	-	-	-	-
Gain (loss) on issuance of debt	-	-	(9,999)	-
Total Other Income (Expense)	-	(16,766)	(10,499)	(70,838)

PROFIT (LOSS) BEFORE INCOME TAXES	6,005	(70,400)	(9,011)	(138,324)

Provision for income taxes	-	-	-	-
NET PROFIT (LOSS) BEFORE NON-CONTROLLING INTEREST	6,005	(70,400)	(9,011)	(138,324)

COMPREHENSIVE PROFIT (LOSS)	$6,005	$(70,400)	$(9,011)	$(138,324)

BASIC AND DILUTED LOSS PER SHARE	$-	$-	$-	$-

WEIGHTED AVERAGE SHARES OUTSTANDING	749,720,286	832,962,505	749,720,286	832,962,505

Discount Print USA, Inc.

Condensed Statement of Stockholders’ Deficit

(Unaudited)

	Six Months Ended December 31, 2025

	Common Stock		Preferred Stock			Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Stock to be issued	Capital	Deficit	Total
Balance, June 30, 2025	998,662,505	$998,662	5,000,000	$5,000	$-	$(19,495)	$(1,572,921)	$(588,754)
Net loss	-	-	-	-	-	-	(9,011)	(9,011)
Balance, December 31, 2025	998,662,505	$998,662	5,000,000	$5,000	$-	$(19,495)	$(1,581,932)	$(597,765)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Stockholders’ Deficit

(Unaudited)

	Six Months Ended December 31, 2024

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2024	319,112,507	$319,112	5,000,000	$5,000	$573,179	$(1,366,934)	$(469,643)
Common Stock issued for conversion of debt	513,849,998	513,850	-	-	(443,544)	-	70,306
Net loss	-	-	-	-	-	(138,324)	(67,424)
Balance, December 31, 2024	832,962,505	$832,962	5,000,000	$5,000	$129,635	$(1,505,259)	$(537,662)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Cash Flow

(Unaudited)

	For The Six Months Ended
	December 31,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	$(9,011)	$(138,324)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain (loss) on issuance of debt	9,999	-
Amortization of debt discount	-	-
Depreciation and amortization	4,070	4,070
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2)	-
Accounts receivable	-	-
Accounts payable and accrued expenses	-	50,150
Accounts payable – related parties	1,559	9,519
Net Cash Used in Operating Activities	6,614	(77,150)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	-	-
Net Cash Used in Investing Activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(9,012)	-
Repayment of notes payable – vehicle	(1,825)	-
Proceeds from note payable	-	9,516
Proceeds from convertible notes payable	5,500	-
Net Cash Provided by Financing Activities	(5,336)	9,516

NET INCREASE (DECREASE) IN CASH	1,278	(67,634)
CASH AT BEGINNING OF PERIOD	(128)	4,132
CASH AT END OF PERIOD	$1,150	$6,805

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issued in settlement of liability	$-	$70,306

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Notes to Unaudited Financial Statements

As at December 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Discount Print USA, Inc. (the “Company”) was incorporated in the State of Wyoming on June 17, 2019. The Company has minimal operations currently. Management is waiting to raise funds from investors to begin activities. The Company’s principal business consists of producing flyers, posters and printing images. The Company began generating revenues from operations during the fiscal year ended 2020.

NOTE 2 – GOING CONERN

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern for a period of one year from the issuance of these financial statements. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management, significant shareholders, and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Use of Estimates

In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Loss per Common Share

The Company computes basic and diluted net loss per share amounts in accordance with ASC Topic 260, “Earnings per Share”. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted loss per share reflects the potential dilution that could occur if convertible notes to issue common stock were converted, resulting in the issuance of common stock that could share in the loss of the Company.

For the six months ended December 31, 2025, and year ended June 30, 2025, warrants were dilutive instruments and were included in the calculation of diluted earnings per share.

	December 31, 2025 (Shares)	June 30, 2025 (Shares)
Warrants	22,067,678	22,067,678
Convertible Notes Payable	1,127,269,680	797,269,680
Total	1,149,337,358	819,337,358

Stock-based compensation

The Company recognizes compensation expense for all stock-based compensation awards based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

At the Company’s discretion, the Company may choose to compensate the present director, as well as compensate future directors, with stock-based compensation. For the present, only expenses are reimbursed for the present director’s participation on the board of directors.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

New Accounting Pronouncements, Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. ASU 2018-11 provides entities another option for transition, allowing entities to not apply the new standard in the comparative periods they present in their financial statements in the year of adoption. The Company has evaluated all recently issued pronouncements and standards and has determined none will impact the financial statements. We also elected the short-term lease practical expedient, which allowed us to not recognize leases with a term of less than twelve months on our balance sheets. In addition, we elected the lease and non-lease components practical expedient, which allowed us to calculate the present value of the fixed payments without performing an allocation of lease and non-lease components. The standard did not have a material impact on the statements of operations or cash flows.

The FASB established the Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) issued under authority of federal securities laws are also sources of GAAP for SEC registrants. The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position, or statements.

Property and Equipment

Property and equipment are carried at the lower of cost or net realizable value. All property and equipment with a cost of $1,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Property and equipment consists of a vehicle, which is depreciated on a straight-line basis over its expected useful life of 5 years.

	December 31, 2025			June 30, 2025
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$33,180	($28,403)	$4,777	$33,180	($24,733)	$8,447
Furniture & Fixtures	$3,000	($1,133)	$1,867	$3,000	($733)	$2,267

Depreciation expense for the six months ended December 31, 2025 and the year ended June 30, 2025 was $2,035 and $8,140, respectively.

Revenue Recognition

The Company follows Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to our customer which primarily consists from the production of flyers, posters and printing images. Once a contract is determined to be within the scope of ASC Topic 606, at contract inception we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, our performance obligations are transferred to customers at a point in time, typically upon delivery.

NOTE 4 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has 5,000,000,000 common shares authorized, par value $0.001. As of December 31, 2025, and June 30, 2025, there were 998,662,505 shares of common stock issued and outstanding, respectively.

During the six months ended December 31, 2025, no shares of common stock were issued by the Company.

During the fiscal year ended June 30, 2025, the Company issued a total of 679,549,998 common shares for conversion of convertible notes payable and accrued interest totaling $86,846.

Preferred Stock

Series A Preferred Stock

Number of Shares Designated. 5,000,000 shares.

Dividends. In the event the Company declares a dividend, each holder of Series A Preferred stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holders of Common stock at a rate that assumes full conversion of the holder’s Series A shares into Common stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of record of shares of Series A Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s Common stock, a liquidation preference equal to $110 per share.

Conversion. Each share of Series A Preferred stock is convertible into 1,000 shares of Common stock.

Voting. Each share of Series A Preferred stock is entitled to 100,000 votes on any matter submitted to shareholders for a vote.

Adjustment for Stock Splits. In the event of a reverse stock split, the Conversion Ratio will be adjusted proportionately such that, after such reverse stock split, each share of Series A Preferred will convert into the same number of shares of Common Stock into which it was convertible immediately preceding such reverse stock split.

At December 31, 2025, and June 30, 2025, the Company had 5,000,000 shares and 5,000,000 shares of Series A Preferred Stock issued and outstanding, respectively.

Series B Preferred Stock

Number of Shares Designated. 10,000 shares.

Dividends. None.

Conversion. Each share of Series B Preferred Stock is convertible into 20,000 shares of common stock.

Voting. None

Adjustment for Stock Splits. In the event of a reverse stock split, the Conversion Ratio will be adjusted proportionately such that, after such reverse stock split, each share of Series A Preferred will convert into the same number of shares of Common Stock into which it was convertible immediately preceding such reverse stock split.

At December 31, 2025, and June 30, 2025, the Company had -0- shares and -0- shares of Series B Preferred Stock issued and outstanding, respectively.

Warrants

The below table summarizes the activity of warrants exercisable for shares of common stock during the three months ended December 31, 2025, and year ended June 30, 2025:

	Number of Shares	Weighted Average Exercise Price
Balances as of June 30, 2024	11,666,667	$0.01
Granted	16,306,011	-
Redeemed	-	-
Exercised	(5,905,000	-
Forfeited	-	-
Balances as of June 30, 2025	22,067,678	$0.01
Granted	-	-
Redeemed	-	-
Exercised	-	-
Forfeited	-	-
Balances as of December 31, 2025	22,067,678	$0.01

The fair value of each warrant on the date of grant is estimated using the Black-Scholes valuation model. The following weighted-average assumptions were used for the warrants granted during the three months ended September 30, 2025, and year ended June 30, 2025:

	Period Ended December 31, 2025	Year Ended June 30, 2025
Exercise price	$0.01	$0.01
Expected term	2.5 year	2.5 year
Expected average volatility	100-145%	100-145%
Expected dividend yield	-	-
Risk-free interest rate	3.48%	3.48%

The following table summarizes information relating to outstanding and exercisable warrants as of December 31, 2025:

Warrants Outstanding			Warrants Exercisable
Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
22,067,678	4.43	$0.01	22,067,678	$0.01

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company’s common stock exceeded the exercise price of the warrants at December 31, 2025, and June 30, 2025. As of December 31, 2025 and June 30, 2025, the aggregate intrinsic value of warrants outstanding was approximately $0 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

As of December 31, 2025, and June 30, 2025, the Company owed our officer and director, Ronald Miller, for consulting services rendered, totaling $31,425 and $31,301, respectively.

As of December 31, 2025, and June 30, 2025, the Company owed our officer, R. Nickolas Jones, for accounting services rendered, totaling $96,593 and $96,593, respectively.

NOTE 6 – NOTES PAYABLE

Short-term Notes Payable

On October 4, 2019, Be In Beauty Supplies loaned the Company $3,160. The note accrues interest at a rate of 20% per annum and is due upon demand. The note was payable in full on December 31, 2019, and currently is in default. As such, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder. On November 14, 2019, Be In Beauty loaned the Company an additional $1,500. The note accrues interest at a rate of 10% and is due upon demand. The note was payable in full on November 14, 2021. On maturity, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder.

During the years ended June 30, 2022 and 2021, the Company repaid $1,000 and $2,000, respectively, on the Be In Beauty notes payable. The remaining balance outstanding on this note payable is $1,160 and $1,160 as of June 30, 2025 and 2024, respectively.

On May 28, 2021 and again on June 3, 2021, Frank Koerber loaned the Company $5,000, leaving a balance of $10,000 owed and outstanding as of June 30, 2021. During the year ended June 30, 2022, Mr. Koerber loaned the Company $10,000 and $12,000 was repaid. As of June 30, 2025, the outstanding balance on this note was $0.

On February 8, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $9,800, for $14,308 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement.

On March 7, 2022 the Company signed an addendum to the original February 8, 2022 future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $2,940, for $4,292 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement and addendum.

On June 27, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $15,300, for $22,185 in future receivables. As part of the agreement the Company agreed to remit 10% of the Company’s daily future receivables. The agreement paid off the first two agreements with Elevate Funding, netting the Company a total of $5,840. The Company is required to pay $500 weekly payments per the agreement.

Convertible Notes Payable

On December 10, 2019, Redstone Communications loaned the Company $10,000. The note accrues at a rate of 10% per annum and is convertible on demand.

On February 22, 2021, the Company amended its convertible notes payable agreement with Redstone Communications. The note was amended effective as of December 10, 2019, to remove the conversion feature in the original note also dated December 10, 2019.

During the year ended June 30, 2021, the Company issued 1,206,092 restricted common shares to Redstone Communications, in full satisfaction of this newly amended $10,000 note. No interest was recorded as per the amended agreement. The shares were valued at $0.04 per share for a total fair value of $48,244, which was based upon the current value of shares being sold at the time of the Company’s Reg-A offering. The conversion created a loss on the settlement of the debt of $38,244.

During the year ended June 30, 2022, the Company and Quick Capital, LLC (“QC”) entered into various securities purchase agreements (“SPA’s”) whereby QC acquired a total of (i) $116,667 in convertible promissory notes having an OID of 10% and maturing one year after their respective maturity dates; and (ii) common stock purchase warrants (the “Warrants”). As part of the financing arrangements, the Company issued a total of 1,166,666 shares of common stock as payment for services related to servicing the loans (Note 4).

The above transactions between the Company and Quick Capital, resulted in the Company receiving total cash proceeds of $100,500 and issuing 11,666,667 warrants with convertible debt (Note 4). The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants $21,664 and $78,833, respectively. The Warrant value of $78,833 was recorded as a debt discount which is being amortized over the life of the convertible notes. In addition, the convertible notes had an original issue discount (OID) and legal fees in the amount of $16,167 which was recorded as a debt discount and which is being amortized over the life of the convertible notes. The total debt discount recorded on the convertible notes payable was $95,000. During the year ended June 30, 2022, the Company recorded $62,530 in amortization expense leaving an unamortized debt discount balance of $32,470.

During the year ended June 30, 2025, the Company and Quick Capital, LLC entered into various securities purchase agreements whereby QC acquired a total of $47,529 in convertible promissory notes having an OID of 15%, maturing nine months after their respective issuance dates, and accruing a one-time interest charge of 10%. The Company also recorded a derivative liability related to the conversion feature that qualified for bifurcation under ASC 815 – Derivatives and Hedging. As of June 30, 2025, the principal balance of the QC notes, net of debt discount, was $149,276.

Pursuant to a Legal Services Agreement, the Company issued a convertible promissory note, $29,000 principal amount, on December 8, 2025, to Newlan Law Firm, PLLC, which convertible note bears interest at 8% per annum, is due on December 8, 2026, and is convertible at the holder’s election into shares of Company common stock at a conversion price of $0.0001 per share converted. This convertible promissory note was issued in payment of legal services.

Short-term Notes Payable – Vehicle

On February 18, 2022, the Company purchased a company vehicle, for a total of $33,180. As part of the purchase, the Company financed a portion of the purchase, totaling $23,951, at an APR of 5.99%. The outstanding principal balance as of December 31, 2025, is $9,365.

Principal payments on the loan mature yearly as follows:

Principal Maturities
June 30
2026	2,349
2027	4,431
Thereafter	2,585

NOTE 7 – JUBILEE TECHNOLOGIES, LLC

Jubilee Technologies LLC

Effective July 1, 2025, the Company purported to have acquired Jubilee Technologies LLC occurred in effective July 1, 2025; however, the acquisition of Jubilee never closed.

Revision of Financial Statements – Jubilee Technologies LLC

The accompanying financial statements for the six months ended December 31, 2025, do not include and balance sheet or operating results previously attributable to Jubilee Technologies LLC, inasmuch as the acquisition of Jubilee never closed.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. There have been no events that would require disclosure or adjustments to the financial statements.

Discount Print USA, Inc.

Condensed Balance Sheets

	June 30,	June 30,
	2025	2024
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS
Cash	$(128)	$4,132
Other current assets	11,138	7,396
Total Current Assets	11,010	11,528

NON-CURRENT ASSETS
Property and equipment, net	10,713	18,853
Deposits	4,450	4,450

Total Assets	$26,174	$34,831

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$142,727	$122,199
Accounts payable – related party	128,018	120,333
Notes payable – short term	11,310	113,653
Convertible notes payable, net of debt discount	172,405	23,328
Derivative liabilities	149,276	109,278
Current portion of note payable – vehicle	2,802	3,448
Total Current Liabilities	606,538	492,279

LONG-TERM LIABILITIES
Long-term portion of note payable - vehicle	8,388	12,196

Total Liabilities	$614,926	$504,475

STOCKHOLDERS’ DEFICIT
Preferred stock: 5,000,000 shares authorized
at $0.0010 par value, 5,000,000 issued and outstanding	$5,000	$5,000
Common stock: 5,000,000,000 shares authorized
At $0.0010 par value, 998,662,505 and 319,115,507 issued and outstanding	998,662	319,112
Additional paid-in capital	(19,495)	573,179
Accumulated deficit	(1,572,921)	(1,366,935)

Total Stockholder’s Deficit	(588,753)	(469,644)

Total Liabilities and Stockholders’ Deficit	$26,174	$34,831

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Operations

(Unaudited)

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
REVENUES
Revenues	$312,504	$359,192
COST OF SALES	123,518	143,137
GROSS PROFIT	188,986	216,054

OPERATING EXPENSES
Professional fees	136,779	179,344
General and administrative	137,757	135,667
Total Operating Expenses	274,535	315,011

OPERATING LOSS	(85,549)	(98,957)

OTHER INCOME (EXPENSE)
Interest expense	(80,438)	(42,132)
Gain (loss) on issuance of debt	(39,998)	-
Total Other Income (Expense)	(120,436)	(42,132)

LOSS BEFORE INCOME TAXES	(205,986)	(141,088)

Provision for income taxes	-	-
NET LOSS BEFORE NON-CONTROLLING INTEREST	(205,986)	(141,088)

COMPREHENSIVE LOSS	$(205,986)	$(141,088)

BASIC AND DILUTED LOSS PER SHARE	$-	$-

WEIGHTED AVERAGE SHARES OUTSTANDING	749,720,286	149,861,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Stockholders’ Deficit

(Unaudited)

	Year Ended June 30, 2025

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, July 1, 2024	319,112,507	$319,112	5,000,000	$5,000	$573,179	$(1,360,928)	$(463,637)
Common Stock issued for conversion of debt	513,849,998	513,850	-	-	(443,544)	-	70,306
Net loss	-	-	-	-	-	(67,924)	(67,924)
Balance, September 30, 2024	832,862,505	$832,962	5,000,000	$5,000	$129,635	$(1,429,852)	$(461,255)
Net loss	-	-	-	-	-	(70,400)	(70,400)
Balance December 31, 2024	832,962,505	$832,962	5,000,000	$5,000	$129,635	$(1,499,252)	$(531,656)
Stock Issued for conversion of debt	165,700,000	165,700	-	-	(149,130)		16,570
Net loss			-	-		(73,669)	(73,669)
Balance, June 30, 2025	998,662,505	$998,662	5,000,000	$5,000	$(19,495)	$(1,572,921)	$(588,753)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Stockholders’ Deficit

(Unaudited)

	Year Ended June 30, 2024

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, July 1, 2023	161,285,043	$161,285	5,000,000	$5,000	$647,968	$(1,255,846)	$(411,593)
Common Stock issued for conversion of debt	128,894,131	128,894	-	-	(50,277)	-	78,617
Net loss	-	-	-	-	-	(68,925)	(68,925)
Balance, September 30, 2023	290,179,174	$290,179	5,000,000	$5,000	$597,691	$(1,294,771)	$(401,901)
Net loss	-	-	-	-	-	(7,351)	(7,351)
Balance December 31, 2023	290,179,174	$290,179	5,000,000	$5,000	$597,691	$(1,302,122)	$(409,253)
Stock Issued for conversion of debt	28,933,000	28,933	-	-	(24,512)		4,421
Net loss	-	-	-	-		(64,813)	(64,813)
Balance, June 30, 2024	319,112,174	$319,112	5,000,000	$5,000	$573,179	$(1,366,935)	$(469,644)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Condensed Statement of Cash Flow

(Unaudited)

	For The Year Ended	For The Year Ended
	June 30,	June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(205,986)	$(141,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain (loss) on issuance of debt	39,998	-
Depreciation and amortization	8,140	4,540
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,742)	(2,854)
Accounts payable and accrued expenses	20,528	12,001
Accounts payable – related parties	7,685	48,767
Net Cash Used in Operating Activities	(133,377)	(78,634)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	-	(1,950)
Net Cash Used in Investing Activities	-	(1,950)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(102,343)	-
Repayment of notes payable – vehicle	(4,494)	-
Proceeds from convertible notes payable	235,953	(17,031)
Net Cash Provided by Financing Activities	129,116	(17,031)

NET INCREASE (DECREASE) IN CASH	(4,260)	(97,615)
CASH AT BEGINNING OF PERIOD	4,132	18,710
CASH AT END OF PERIOD	$(128)	$4,132

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes payable and accrued interest	$165,700	$83,038

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Discount Print USA, Inc.

Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Discount Print USA, Inc. (the “Company”) was incorporated in the State of Wyoming on June 17, 2019. The Company has minimal operations currently. Management is waiting to raise funds from investors to begin activities. The Company’s principal business consists of producing flyers, posters and printing images. The Company began generating revenues from operations during the fiscal year ended 2020.

NOTE 2 – GOING CONERN

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern for a period of one year from the issuance of these financial statements. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management, significant shareholders, and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Use of Estimates

In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Cash and Cash Equivalents

Placeholder

Loss per Common Share

The Company computes basic and diluted net loss per share amounts in accordance with ASC Topic 260, “Earnings per Share”. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted loss per share reflects the potential dilution that could occur if convertible notes to issue common stock were converted, resulting in the issuance of common stock that could share in the loss of the Company.

For the year ended June 30, 2025, warrants were dilutive instruments and were included in the calculation of diluted earnings per share.

	June 30, 2025 (Shares)	June 30, 2024 (Shares)
Warrants	22,067,678	22,067,678
Convertible Notes Payable	797,269,680	12,833,400
Total	819,337,358	24,500,067

Stock-based compensation

The Company recognizes compensation expense for all stock-based compensation awards based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

At the Company’s discretion, the Company may choose to compensate the present director, as well as compensate future directors, with stock-based compensation. For the present, only expenses are reimbursed for the present director’s participation on the board of directors.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

New Accounting Pronouncements, Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. ASU 2018-11 provides entities another option for transition, allowing entities to not apply the new standard in the comparative periods they present in their financial statements in the year of adoption. The Company has evaluated all recently issued pronouncements and standards and has determined none will impact the financial statements. We also elected the short-term lease practical expedient, which allowed us to not recognize leases with a term of less than twelve months on our balance sheets. In addition, we elected the lease and non-lease components practical expedient, which allowed us to calculate the present value of the fixed payments without performing an allocation of lease and non-lease components. The standard did not have a material impact on the statements of operations or cash flows.

The FASB established the Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) issued under authority of federal securities laws are also sources of GAAP for SEC registrants. The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position, or statements.

Property and Equipment

Property and equipment are carried at the lower of cost or net realizable value. All property and equipment with a cost of $1,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Property and equipment consists of a vehicle, which is depreciated on a straight-line basis over its expected useful life of 5 years.

	June 30, 2025			June 30, 2024
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$33,180	($24,733)	$8,447	$33,180	($18,593)	$14,578
Furniture & Fixtures	$3,000	($733)	$2,267	$3,000	($3,000)	$2,800

Depreciation expense for the year ended June 30, 2025 and the year ended June 30, 2024 was $8,140 and $17,327, respectively.

Revenue Recognition

The Company follows Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to our customer which primarily consists from the production of flyers, posters and printing images. Once a contract is determined to be within the scope of ASC Topic 606, at contract inception we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, our performance obligations are transferred to customers at a point in time, typically upon delivery.

NOTE 4 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of the years ended June 30, 2025 and 2024, the Company had 5,000,000 Preferred Shares authorized at par value of $0.001. There were 5,000,000 shares of Series A Preferred Stock issued and outstanding as of June 30, 2025 and 2024. The key rights and preferences associated with the Preferred Stock are summarized below:

Number in Class. The Preferred Stock shall consist of 5,000,000 shares, $0.001 par value per share.

Dividend Rights. In each calendar year, the holders of the then outstanding Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Company legally available therefore, noncumulative dividends in an amount equal to any dividends or other distribution on the Common Stock in such calendar year (other than a Common Stock dividend).

Participation Rights. Dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of votes per share entitled to be voted by such holders at the time of such dividend.

Non-Cash Dividends. Whenever a dividend or distribution shall be payable in property other than cash (other than a Common Stock dividend), the value of such dividend or distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company; whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders, first to the holders of each share of Preferred Stock then outstanding and prior and in preference to any payment or distribution (or any setting a part of any payment or distribution) of any available funds and assets on any shares of Common Stock or subsequent series of Preferred Stock.

Redemption. The Company shall not have any redemption rights relating to the Preferred Stock.

Voting Provisions. Each share of Preferred Stock shall be entitled to sixteen (16) votes on any matter properly brought before the Company’s shareholders for a vote.

As of the years ended June 30, 2025 and 2024, the Company had 10,000 shares of Series B Convertible Preferred Stock, par value of $0.001. There were 0 shares of Series B Convertible Preferred Stock issued and outstanding as of the years ended June 30, 2025 and 2024. The key rights and preferences associated with the Preferred Stock are summarized below:

Number in Class. The Series B Convertible Preferred stock consists of 10,000 shares, $0.001 par value per share.

Dividend Rights. Dividends shall not be payable on the Series B Convertible Preferred stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company; whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders, first to the holders of each share of Preferred Stock then outstanding and prior and in preference to any payment or distribution (or any setting a part of any payment or distribution) of any available funds and assets on any shares of Common Stock or subsequent series of preferred stock.

Redemption. The Company shall not have any redemption rights relating to the Series B Convertible Preferred Stock.

Voting Provisions. The holders of Series B Convertible Preferred stock are not entitled to shareholder votes.

Conversion. Each share of Series B Convertible Preferred stock can be converted into 20,000 shares of Company Common stock at the election of the Series B shareholder, subject to a 4.99% beneficial ownership limitation on post-conversion shares of Company Common stock held by the converting shareholder.

Common Stock

As of the years ended June 30, 2025 and 2024, the Company had 3,000,000,000 common shares authorized, par value $0.001. As of June 30, 2025 and 2024, there were 998,662,505 and 319,112,507 shares of common stock issued and outstanding, respectively.

2023 Equity Issuances

The Company cancelled 1,128,887 common shares, in exchange for the issuance of the same number of new warrants, issued to Quick Capital, LLC.

The Company issued 113,883,700 common shares for conversion of convertible notes payable and accrued interest totaling $113,884. The Company sold 1,500,000 common shares for $12,600 in cash.

2024 Equity Issuances

The Company issued 617,783,331 common shares for conversion of convertible notes payable and accrued interest totaling $588,850.

2025 Equity Issuances

The Company issued 679,549,998 common shares for conversion of convertible notes payable and accrued interest totaling $86,846.

Warrants

The below table summarizes the activity of warrants exercisable for shares of common stock during the years ended June 30, 2025 and 2024:

	Number of Shares	Weighted Average Exercise Price
Balances as of June 30, 2023	11,666,667	$0.01
Granted	-	-
Redeemed	-	-
Exercised	-	-
Forfeited	-	-
Balances as of June 30, 2024	11,666,667
Granted	16,306,011	$0.01
Redeemed	-	-
Exercised	(5,905,000)	$0.01
Forfeited	-	-
Balances as of June 30, 2025	22,067,678	$0.01

The fair value of each warrant on the date of grant is estimated using the Black-Scholes valuation model. The following weighted-average assumptions were used for the warrants granted during the years ended June 30, 2025 and 2024:

	Period Ended June 30, 2025	Year Ended June 30, 2024
Exercise price	$0.01	$0.01
Expected term	2.5 year	2.5 year
Expected average volatility	100-145%	100-145%
Expected dividend yield	-	-
Risk-free interest rate	3.48%	3.48%

The following table summarizes information relating to outstanding and exercisable warrants as of June 30, 2025:

Warrants Outstanding			Warrants Exercisable
Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
22,067,678	4.43	$0.01	22,067,678	$0.01

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company’s common stock exceeded the exercise price of the warrants at June 30, 2024 and 2025. As of June 30, 2025 and 2024, the aggregate intrinsic value of warrants outstanding was approximately $0 and $0, respectively.

As discussed below in Note 6, the Company issued 15,177,124 and 11,666,667 warrants with convertible debt during the years ended June 30, 2024 and 2023, respectively, and the Company cancelled 1,128,887 common shares, in exchange for the issuance of the same number of new warrants. The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants of $85,266 and $16,284, respectively for the year ended June 30, 2023. The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants of $21,664 and $78,833, respectively for the year ended June 30, 2023. The warrant values of $16,284 and $78,833 for the years ended June 30, 2024 and 2023, respectively, was recorded as a debt discount and which is being amortized over the life of the convertible notes. In addition, the convertible notes had an original issue discount (OID) in the amount of $19,621 and $16,167 for the years ended June 30, 2024 and 2023, respectively, which was recorded as a debt discount and which is being amortized over the life of the convertible notes. The Company also recorded $30,600 of debt discount related to the conversion feature that qualified for derivative accounting and bifurcation under ASC 815 Derivatives and Hedging during the year ended June 30, 2023. The debt discount totaled $66,505 and $95,000 for the years ended June 30, 2024 and 2023, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2025 and 2024, the Company owed our officer and director, Ronald Miller, for consulting services rendered, totaling $31,425 and $31,301, respectively.

During the year ended June 30, 2025 and 2024, the company owed our officer, R. Nickolas Jones, for accounting services rendered, totaling $96,593 and $96,593, respectively.

See Note 4 for related party equity transactions.

NOTE 6 – NOTES PAYABLE

Short-term Notes Payable

On October 4, 2019, Be In Beauty Supplies loaned the Company $3,160. The note accrues interest at a rate of 20% per annum and is due upon demand. The note was payable in full on December 31, 2019, and currently is in default. As such, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder. On November 14, 2019, Be In Beauty loaned the Company an additional $1,500. The note accrues interest at a rate of 10% and is due upon demand. The note was payable in full on November 14, 2021. On maturity, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder.

During the years ended June 30, 2022 and 2021, the Company repaid $1,000 and $2,000, respectively, on the Be In Beauty notes payable. The remaining balance outstanding on this note payable is $1,160 and $1,160 as of June 30, 2025 and 2024, respectively.

On May 28, 2021 and again on June 3, 2021, Frank Koerber loaned the Company $5,000, leaving a balance of $10,000 owed and outstanding as of June 30, 2021. During the year ended June 30, 2022, Mr. Koerber loaned the Company $10,000 and $12,000 was repaid. As of June 30, 2025, the outstanding balance on this note was $0.

On February 8, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $9,800, for $14,308 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement.

On March 7, 2022 the Company signed an addendum to the original February 8, 2022 future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $2,940, for $4,292 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement and addendum.

On June 27, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $15,300, for $22,185 in future receivables. As part of the agreement the Company agreed to remit 10% of the Company’s daily future receivables. The agreement paid off the first two agreements with Elevate Funding, netting the Company a total of $5,840. The Company is required to pay $500 weekly payments per the agreement.

Convertible Notes Payable

On December 10, 2019, Redstone Communications loaned the Company $10,000. The note accrues at a rate of 10% per annum and is convertible on demand.

On February 22, 2021, the Company amended its convertible notes payable agreement with Redstone Communications. The note was amended effective as of December 10, 2019, to remove the conversion feature in the original note also dated December 10, 2019.

During the year ended June 30, 2021, the Company issued 1,206,092 restricted common shares to Redstone Communications, in full satisfaction of this newly amended $10,000 note. No interest was recorded as per the amended agreement. The shares were valued at $0.04 per share for a total fair value of $48,244, which was based upon the current value of shares being sold at the time of the Company’s Reg-A offering. The conversion created a loss on the settlement of the debt of $38,244.

During the year ended June 30, 2022, the Company and Quick Capital, LLC (“QC”) entered into various securities purchase agreements (“SPA’s”) whereby QC acquired a total of (i) $116,667 in convertible promissory notes having an OID of 10% and maturing one year after their respective maturity dates; and (ii) common stock purchase warrants (the “Warrants”). As part of the financing arrangements, the Company issued a total of 1,166,666 shares of common stock as payment for services related to servicing the loans (Note 4).

The above transactions between the Company and Quick Capital, resulted in the Company receiving total cash proceeds of $100,500 and issuing 11,666,667 warrants with convertible debt (Note 4). The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants $21,664 and $78,833, respectively. The Warrant value of $78,833 was recorded as a debt discount which is being amortized over the life of the convertible notes. In addition, the convertible notes had an original issue discount (OID) and legal fees in the amount of $16,167 which was recorded as a debt discount and which is being amortized over the life of the convertible notes. The total debt discount recorded on the convertible notes payable was $95,000. During the year ended June 30, 2022, the Company recorded $62,530 in amortization expense leaving an unamortized debt discount balance of $32,470.

During the year ended June 30, 2025, the Company and Quick Capital, LLC entered into various securities purchase agreements whereby QC acquired a total of $47,529 in convertible promissory notes having an OID of 15%, maturing nine months after their respective issuance dates, and accruing a one-time interest charge of 10%. The Company also recorded a derivative liability related to the conversion feature that qualified for bifurcation under ASC 815 – Derivatives and Hedging. As of June 30, 2025, the principal balance of the QC notes, net of debt discount, was $149,276.

Short-term Notes Payable – Vehicle

On February 18, 2022, the Company purchased a company vehicle, for a total of $33,180. As part of the purchase, the Company financed a portion of the purchase, totaling $23,951, at an APR of 5.99%. The outstanding principal balance as of March 31, 2024 is $16,600.

Principal payments on the loan mature yearly as follows:

Principal Maturities
June 30
2026	4,174
2027	4,431
Thereafter	2,585

NOTE 7 – SUBSEQUENT EVENTS

Jubilee Technologies LLC

Effective July 1, 2025, the Company purported to have acquired Jubilee Technologies LLC occurred in effective July 1, 2025; however, the acquisition of Jubilee never closed

Revision of Financial Statements – Jubilee Technologies LLC

The accompanying financial statements for the six months ended December 31, 2025, do not include and balance sheet or operating results previously attributable to Jubilee Technologies LLC, inasmuch as the acquisition of Jubilee never closed.